Exhibit 1

Operating and Financial Review for the half-year period ended 30 June 2021

Six months ended June 2021 compared with six months ended June 2020

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These and other operational metrics include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure for the Non-GAAP measures on pages 11 to 14.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.

First half overview

Introduction

We are delighted with our performance in the first six months of the year, at a time when COVID-19 continues to take a toll on many countries. We had strong reported revenue growth of 18.3% and 26.4% on a like-for-like basis in the second quarter of 2021, as clients reinvest in marketing, particularly in digital media, ecommerce and marketing technology.

We’ve also made very good strategic progress. Our recognition as the most awarded company at the 2021 Cannes Lions Festival reflects our investment in creative talent and the strength of our creative work over the past two years. Our focus on data, commerce and technology, through strategic acquisitions, organic investments and the launch of Choreograph, has supported a strong new business performance. Key assignment wins include AstraZeneca, Bumble, JP Morgan Chase and Pernod Ricard.

In procurement, property and shared services, we are making strong progress as part of our overall transformation programme. We have significantly increased our incentive pools in the first half of 2021, to reflect the tremendous contribution of our people in these challenging times, and in line with our intention to reinvest in talent announced at our Capital Markets Day in December 2020.

We expect our strategy to translate into benefits for all of our stakeholders: a powerful, modern offer to support our clients’ growth; a great place for our people to work; a positive contribution to communities and the environment; and good financial returns for shareholders, with the interim dividend for 2021 raised 25% and £600 million of share buybacks planned in 2021.

Performance and progress

Revenue in the first half was £6.1 billion, up 9.8% from £5.6 billion in the first half of 2020, and up 16.1% like-for-like. We have seen a strong recovery in the first half of the year, with like-for-like growth in revenue across all sectors and most major markets.

The nature of our work for clients has continued to evolve. We have seen very strong demand from clients for commerce services. GroupM commerce billings increased 61% year-on-year in the first half of 2021. Our expertise in commerce was recognised in March, when Forrester named WPP a Leader among commerce services providers in the Forrester Wave™: Commerce Services, Q1 2021 report. Further highlighting our pivot to digital, GroupM’s proportion of digital billings has increased from 41% in 2020 to 43% in the first half of 2021.

Our Public Relations business has performed strongly in the first half of 2021 as compared to the first half of 2020 (reported revenue less pass-through costs +0.7%, like-for-like revenue less pass-through costs +7.4%), as WPP agencies remain a critical partner and advisor to our clients. We have seen high demand for purpose-related communications, as our clients have sought advice on how to engage with their own stakeholders on sustainability issues, and we see this as a significant opportunity for growth.

We have had a good performance in terms of new business, with $2.9 billion of net new business/billings won in the first half of 2021. The performance of our integrated agencies, the strength and scale of our global footprint and the collaboration between agencies have continued to attract and retain clients. Key assignment wins include AstraZeneca, Bumble, Hyatt, JP Morgan Chase, L’Oréal, Pernod Ricard and Sam’s Club, and key retentions include the US Navy.

During the period, we continued to invest in strategically important areas. We announced the acquisitions of DTI, a digital innovation and software engineering business in Brazil, and NN4M, a leading mobile commerce partner for global brands. In addition, our 40% associate Kantar agreed to acquire Numerator, a technology-driven consumer and market intelligence company.

Our commitment to creativity is now being reflected more widely in our work and awards. WPP was named the most creative company of the year at the Cannes Lions International Festival of Creativity in June, reflecting the investments we have made in creativity and the strength of our talent. Our agencies collected a total of 190 Lions, including a Titanium Lion and 12 Grand Prix, with winners representing 38 different countries. We announced the appointment of Rob Reilly as Global Chief Creative Officer in January 2021, reinforcing our commitment to drive creativity across WPP.

We are making good progress on our transformation programme, as we lay the foundations for realising structural efficiencies in a number of areas. In property, where our campus strategy is well-advanced, we are on track to occupy 32 campuses by the end of 2021, with new cities this year including Detroit, Jakarta and Milan. The adoption of more hybrid working practices will further amplify the benefits of our campuses. In shared services, we are establishing global and regional hubs, and have already deployed units from four markets into these locations. In Enterprise IT, our benchmarking work has identified significant opportunities as we develop plans to reduce the gap between our cost of IT and the industry benchmark. In procurement, we are pursuing an extensive programme to consolidate our supplier base and re-tender existing supply arrangements to tackle the significant opportunities within our £2 billion of annual indirect spend.

We have also made further structural and organisational changes which simplify WPP and improve the way we go to market and serve clients. We have established Choreograph, a new global data company, bringing together the specialist data units of GroupM and Wunderman Thompson into a single company with global reach, accessible to all WPP clients and companies, and recently announced the appointment of Brendan Moorcroft as CEO. In addition, we have combined separate operations into a single brand research and analytics platform under BAV, creating the leading source of brand analytics on over 60,000 brands worldwide. This will enable us to better integrate brand data into our data analytics offer across WPP companies. Finally, we completed the transaction to take 100% ownership of WPP AUNZ, further simplifying the group structure.

Review of Group results from continuing operations

Revenue

Revenue from continuing operations was up 9.8% at £6.1 billion in the first half of 2021 compared to £5.6 billion in the first half of 2020. Revenue on a constant currency basis was up 15.8% compared with the same period last year. Net changes from acquisitions and disposals had a negative impact of 0.3% on growth, leading to a like-for-like performance, which excludes the impact of currency and acquisitions, of 16.1%. Billings were up 12.2% at £23.4 billion compared with the first half of 2020. In the second quarter, revenue was up 18.3% and like-for-like revenue was up 26.4%.

Costs of services, general and administrative costs

Costs of services increased by 8.1% in the first half of 2021 to £5.2 billion from £4.8 billion in the first half of 2020. General and administrative costs decreased by 87.2% in the first half of 2021 to £453 million from £3.5 billion in the first half of 2020.

Staff costs increased by 4.3% in the first half of 2021 to £3.5 billion from £3.3 billion in the first half of 2020. Staff costs, excluding incentive (cash-based and share-based incentive) payments of £244 million, were down 1.6% year-on-year to £3.2 billion, reflecting lower headcount. Establishment costs were down 15.8% at £265 million as we continued to benefit from our campus roll-out. IT costs were up 1.1% at £277 million. Personnel costs fell 40.7% to £52 million, reflecting very low travel costs.

On a like-for-like basis, the average number of people in the Group in the first half was 102,000 compared to 105,000 in the first half of 2020. The total number of people, at 30 June 2021 was 104,000 compared to 102,000 at 30 June 2020.

In the first half of 2021, the Group had £34 million of restructuring and transformation costs, £30 million of amortisation and impairment of acquired intangible assets, £22 million of litigation settlement, £20 million of restructuring costs in relation to COVID-19, and £1 million of losses on disposal of investments and subsidiaries. This compares with £2.8 billion of goodwill impairments, £226 million of investment and other write-downs, £53 million of amortisation and impairment of acquired intangible assets, £39 million of restructuring costs in relation to COVID-19, and £18 million of restructuring and transformation costs, offset by £16 million of gains on disposal of investments and subsidiaries in the first half of 2020.

Operating profitability

Operating profit was £484 million in the first half of 2021, compared to an operating loss of £2.8 billion in the first half of 2020. Headline operating profit was up 54.4% to £590 million from £382 million in the first half of 2020. The strong improvement in profitability year-on-year reflects the recovery in revenue after the significant impact of COVID-19 in the comparable period. The difference between the headline operating profit and operating loss in the first half of 2020 principally reflects the £2.8 billion of impairment charges, £226 million of investment and other write-downs, £57 million of restructuring and transformation costs, and £53 million of amortisation and impairment of acquired intangible assets.

The Group’s headline operating profit is calculated after charging £15 million of severance costs, compared with £19 million in the first half of 2020, and £244 million of incentive payments, compared to £48 million in the first half of 2020.

Interest and taxes

Net finance costs, finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £117 million, an increase of £11 million year-on-year, with the full impact of the coupons on the bonds issued in May 2020 offset by lower average net debt and foreign exchange movements.

Revaluation and retranslation of financial instruments resulted in a loss of £12 million for the half year of 2021, a decrease by £257 million from a loss of £269 million for the half year 2020 primarily as a result of retranslation losses for the half year 2020.

The tax rate on profit before tax was 27.2% (2020: -0.3%). The difference in the tax rate in 2021 is principally due to impairments in 2020.

Earnings and dividend

Profit before tax was £394 million, compared to a loss of £3.2 billion in the prior year period, principally reflecting the £2.8 billion of impairment charges, £226 million of investment and other write-downs, £57 million of restructuring and transformation costs, and £53 million of amortisation and impairment of acquired intangible assets in the prior year period. Headline profit before taxation was up 81.9% to £502 million.

Profit after tax was £287 million compared to a loss last year of £3.2 billion. Profits attributable to share owners were £253 million, compared to a loss of £3.2 billion in the prior year period.

Diluted earnings per share from continuing operations was 20.6p, compared to diluted loss per share of (262.0p) in the prior year period.

For 2021, the Board has recommended an interim dividend of 12.5p per ordinary share, an increase of 25% year-on-year. The record date for the interim dividend is 15 October 2021, and the dividend is expected to be paid on 1 November 2021.

Regional review

The following tables give details of revenue and revenue less pass-through costs by region, as well as revenue and revenue less pass-through costs growth by region for the second quarter and first half of 2021. Headline operating profit by region is provided in note 7 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2021	Reported change three months ended 30 June 2021	Constant currency change three months ended 30 June 2021	Like-for-like change three months ended 30 June 2021	Six months ended 30 June 2021	Reported change six months ended 30 June 2021	Constant currency change six months ended 30 June 2021	Like-for-like change six months ended 30 June 2021
Continuing operations	£m				£m
N. America	1,121	4.2%	16.7%	16.7%	2,184	0.3%	10.1%	10.2%
United Kingdom	493	42.2%	42.2%	40.5%	927	22.4%	22.4%	21.7%
W. Cont. Europe	728	37.1%	41.5%	41.1%	1,341	22.7%	24.1%	23.5%
AP, LA, AME, CEE[1]	893	14.2%	21.3%	22.7%	1,681	8.1%	14.5%	16.0%
Total Group	3,235	18.3%	26.2%	26.4%	6,133	9.8%	15.8%	16.1%

Note

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2021	Reported change three months ended 30 June 2021	Constant currency change three months ended 30 June 2021	Like-for-like change three months ended 30 June 2021	Six months ended 30 June 2021	Reported change six months ended 30 June 2021	Constant currency change six months ended 30 June 2021	Like-for-like change six months ended 30 June 2021
Continuing operations	£m				£m
N. America	931	1.5%	13.6%	13.7%	1,817	-2.1%	7.5%	7.5%
United Kingdom	359	31.7%	31.7%	31.8%	680	16.1%	16.1%	16.9%
W. Cont. Europe	559	23.4%	27.3%	27.1%	1,050	14.2%	15.5%	15.0%
AP, LA, AME, CEE[2]	716	8.8%	15.4%	16.1%	1,352	3.5%	9.6%	10.5%

Notes

[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the Company’s unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.

[2]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

North America like-for-like revenue less pass-through costs was up 7.5% in the first half. There was an improving trend in the second quarter, with like-for-like revenue less pass-through costs up 13.7%. VMLY&R was consistently strong throughout the first half, and GroupM and Ogilvy led the recovery in the second quarter.

United Kingdom like-for-like revenue less pass-through costs was up 16.9% in the first half. There was an improving trend in the second quarter, with like-for-like revenue less pass-through costs up 31.8%.

Western Continental Europe like-for-like revenue less pass-through costs was up 15.0% in the first half of 2021 and up 27.1% in the second quarter. We saw a strong performance in Germany, and Italy returned to two-year growth in the second quarter, but France and Spain are yet to recover to 2019 levels.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 10.5% in the first half of 2021 and up 16.1% in the second quarter. All regions grew strongly, with Latin America the best-performing, followed by Central & Eastern Europe.

Reportable segments review

The following tables give details of revenue and revenue less pass-through costs by business sector, as well as revenue and revenue less pass-through costs growth by business sector for the second quarter and first half of 2021. Headline operating profit and headline operating profit margin by business sector for the first half of 2021 are also provided below. Note AKQA, Geometry, GTB and International Healthcare have been reassigned from Specialist Agencies to Global Integrated Agencies from Q1 2021. 2020 figures have been restated to reflect this change.

Revenue analysis

	Three months ended 30 June 2021	Reported change three months ended 30 June 2021	Constant currency change three months ended 30 June 2021	Like-for-like change three months ended 30 June 2021	Six months ended 30 June 2021	Reported change six months ended 30 June 2021	Constant currency change six months ended 30 June 2021	Like-for-like change six months ended 30 June 2021
Continuing operations	£m				£m
Global Integrated Agencies	2,734	17.6%	25.5%	26.4%	5,170	9.4%	15.4%	16.0%
Public Relations	236	5.4%	14.2%	14.1%	450	0.7%	7.5%	7.5%
Specialist Agencies	265	42.1%	49.3%	40.6%	513	24.9%	29.4%	25.8%
Total Group	3,235	18.3%	26.2%	26.4%	6,133	9.8%	15.8%	16.1%

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2021	Reported change three months ended 30 June 2021	Constant currency change three months ended 30 June 2021	Like-for-like change three months ended 30 June 2021	Six months ended 30 June 2021	Reported change six months ended 30 June 2021	Constant currency change six months ended 30 June 2021	Like-for-like change six months ended 30 June 2021
Continuing operations	£m				£m
Global Integrated Agencies	2,135	10.8%	18.3%	19.2%	4,069	4.4%	10.2%	10.9%
Public Relations	224	4.3%	13.0%	12.9%	429	0.7%	7.5%	7.4%
Specialist Agencies	206	28.6%	35.4%	27.8%	401	16.1%	20.8%	17.1%

Note

[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the Company’s unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.

Headline operating profit analysis

	Headline operating profit six months ended 30 June 2021	Headline operating profit margin[1] six months ended 30 June 2021	Headline operating profit[2] six months ended 30 June 2020	Headline operating profit margin[1,2] six months ended 30 June 2020
Continuing operations	£m	%	£m	%
Global Integrated Agencies	483	11.9	282	7.2
Public Relations	63	14.8	72	16.9
Specialist Agencies	44	11.0	28	8.1
Total Group	590		382

Notes

[1]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
[2]	AKQA, Geometry, GTB and International Healthcare have been reassigned from Specialist Agencies to Global Integrated Agencies from Q1 2021. 2020 figures have been restated to reflect this change.

Global Integrated Agencies like-for-like revenue less pass-through costs was up 10.9% in the first half of 2021 and up 19.2% in the second quarter. GroupM, representing 36% of revenue less pass-through costs, was the strongest performer, up 17.0% like-for-like in the first half and up 28.6% in the second quarter. VMLY&R also recorded double-digit growth for the first half. Wunderman Thompson, Ogilvy and AKQA Group all showed a strong recovery in the second quarter. As a result, headline operating profit was up £201 million from £282 million for the six months ended 30 June 2020 to £483 million for the six months ended 30 June 2021.

Public Relations like-for-like revenue less pass-through costs was up 7.4% in the first half of 2021 and up 12.9% in the second quarter. All parts of the business grew double-digits like-for-like in the second quarter, with Finsbury Glover Hering being the strongest performer. Headline operating profit was down £9 million from £72 million for the six months ended 30 June 2020 to £63 million for the six months ended 30 June 2021.

Specialist Agencies like-for-like revenue less pass-through costs was up 17.1% in the first half of 2021 and up 27.8% in the second quarter. We saw a very strong recovery in all our brand consulting businesses, with resurgent demand for our services. CMI, our specialist healthcare media business, also continued to perform well. As a result, headline operating profit was up £16 million from £28 million for the six months ended 30 June 2020 to £44 million for the six months ended 30 June 2021.

Cash Flow and Balance Sheet

The Group’s unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2021 are provided in Exhibit 2.

Net cash inflow from operating activities increased to £39 million in the first half of 2021 from £402 million of net cash outflow in the first half of 2020.

In the first half of 2021, operating profit from continuing and discontinued operations was £484 million, depreciation and amortisation £250 million, impairment charges included within restructuring costs £8 million, non-cash share-based incentive charges £44 million, earnout payments £14 million, working capital and provisions outflow £505 million, net interest paid £65 million, tax paid £163 million, lease liabilities (including interest) paid £202 million, capital expenditure £138 million and other net cash outflows £44 million. Free cash flow was, therefore, an outflow of £345 million.

This free cash flow outflow was enhanced by £43 million disposal proceeds (of which £1.3 million was disposals of investments and subsidiaries net of cash disposed, £38.7 million was cash consideration received from non-controlling interests, and £3.4 million was proceeds on disposal of property, plant and equipment) and reduced by £252 million in net initial acquisition payments and £298 million of share purchases (of which £248 million relate to share buybacks).

As at 30 June 2021 we had cash of £3.3 billion and total liquidity, including undrawn credit facilities, of £5.2 billion. Debt financing at 30 June 2021 was £5.1 billion, compared to £13.6 billion as of 31 December 2020. Average net debt in the first half of 2021 was £1.5 billion, compared to £2.5 billion in the prior year period, at 2021 exchange rates. On 30 June 2021 net debt was £1.5 billion, against £2.7 billion on 30 June 2020, a reduction of £1.2 billion, or a reduction of £1.1 billion at 2021 exchange rates.

During the period, we converted the majority of our cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.

Our bond portfolio at 30 June 2021 had an average maturity of 6.9 years. In June 2021, we served notice to repay the $500 million 3.625% September 2022 bonds, which were repaid in July 2021. There are no further maturities until 2022.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities

As at 30 June 2021, WPP Finance 2010 had in issue $500 million of 3.625% bonds due September 2022 and $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors. As noted above, the $500 million of 3.625% bonds due September 2022 were fully repaid in July 2021.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2021	For the year ended 31 December 2020[1]
Continuing operations	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Share of results of associates	—	(117.7)
Finance and investment income from non-guarantors	21.8	26.4
Finance costs to non-guarantors	(112.8)	(266.4)
Loss for the period from continuing operations	(168.4)	(685.9)
Loss for the period	(168.4)	(685.9)

Note

[1]	2020 numbers have been restated to reflect share of results of Kantar.

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	30 June 2021	31 December 2020
Due from Non-Guarantors-long term	1,770.4	1,842.0
Interests in associates and joint ventures[1]	92.9	—
Non-current assets	2,029.3	1,987.4
Due from Non-Guarantors-short term	584.3	310.9
Current assets	1,147.2	959.4
Due to Non-Guarantors-short term	(30,843.7)	(21,919.5)
Current Liabilities	(30,921.9)	(24,863.4)
Due to Non-Guarantors-long term	(640.4)	(7,447.9)
Non-current liabilities	(1,889.6)	(8,713.2)

Note

[1]	In June 2021, the Group invested a further £92.9 million in Kantar to fund its share of Kantar’s acquisition of Numerator, which completed in July 2021.

As at 30 June 2021, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2021	For the year ended 31 December 2020[1]
Continuing operations	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Share of results of associates	—	(117.7)
Finance and investment income from non-guarantors	21.8	26.4
Finance costs to non-guarantors	(112.8)	(266.4)
Loss for the period from continuing operations	(168.4)	(685.9)
Loss for the period	(168.4)	(685.9)

Note

[1]	2020 numbers have been restated to reflect share of results of Kantar.

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	30 June 2021	31 December 2020
Due from Non-Guarantors-long term	1,770.4	1,842.0
Interests in associates and joint ventures[1]	92.9	—
Non-current assets	2,029.3	1,987.4
Due from Non-Guarantors-short term	753.5	483.9
Current assets	1,316.4	1,128.5
Due to Non-Guarantors-short term	(30,844.4)	(21,920.1)
Current Liabilities	(30,922.5)	(24,863.9)
Due to Non-Guarantors-long term	(640.4)	(7,447.9)
Non-current liabilities	(1,889.6)	(8,713.2)

Note

[1]	In June 2021, the Group invested a further £92.9 million in Kantar to fund its share of Kantar’s acquisition of Numerator, which completed in July 2021.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarized financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarised financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

NON-GAAP AND OTHER OPERATIONAL METRICS INFORMATION

As introduced on page 1, the following are the Group’s Non-GAAP performance measures and other operational metrics.

Constant currency

The consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2021 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing pro-forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2021 and 2020, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
Continuing operations	£m	%	£m	%
2020 Reported	2,736		5,583
Impact of exchange rate changes	(215)	(7.9)	(337)	(6.0)
Impact of acquisitions and disposals	(6)	(0.2)	(17)	(0.3)
Like-for-like growth	720	26.4	904	16.1
2021 Reported	3,235	18.3	6,133	9.8

Headline operating profit

Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit/(loss) before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19 and litigation settlement.

A tabular reconciliation of operating profit/(loss) to headline operating profit is provided in note 20 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Headline PBIT

Headline PBIT is one of the measures that management uses to assess the performance of the business.

Headline PBIT is calculated as profit/(loss) before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement and share of exceptional gains/losses of associates.

A tabular reconciliation of profit/(loss) before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2021	Six months ended 30 June 2020[1]
Continuing operations	£m	£m
Profit/(loss) before interest and taxation	523.6	(2,802.5)
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	—	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	—	225.7
Litigation settlement	21.7	—
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Share of exceptional (gains)/losses of associates	(11.7)	51.4
Headline PBIT	618.7	381.8

Note

[1]

Figures have been restated to appropriately reflect the working capital cash flow assumptions in the impairment model as described in note 2 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Headline PBT

Headline PBT is one of the measures that management uses to assess the performance of the business.

Headline PBT is calculated as profit/(loss) before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses arising from the revaluation and retranslation of financial instruments.

A tabular reconciliation of profit/(loss) before taxation to headline PBT is shown below.

	Six months ended 30 June 2021	Six months ended 30 June 2020[1]
Continuing operations	£m	£m
Profit/(loss) before taxation	394.4	(3,177.2)
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	—	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	—	225.7
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Share of exceptional (gains)/losses of associates	(11.7)	51.4
Litigation settlement	21.7	—
Revaluation and retranslation of financial instruments	12.1	268.6
Headline PBT	501.6	275.7

Note

[1]

Figures have been restated to appropriately reflect the working capital cash flow assumptions in the impairment model as described in note 2 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Billings and estimated net new business/billings

Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualized impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash flow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2021	Six months ended 30 June 2020
	£m	£m
Net cash inflow/(outflow) from operating activities	39.2	(401.9)
Earnout payments	(14.1)	(88.5)
Purchase of property, plant and equipment	(111.6)	(121.3)
Purchase of other intangible assets (including capitalised computer software)	(26.7)	(19.2)
Repayment of lease liabilities	(157.4)	(154.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(74.5)	(40.1)
Free cash flow	(345.1)	(825.5)

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group. Net debt excludes lease liabilities.

The following table is an analysis of net debt:

	30 June 2021	31 December 2020
	£m	£m
Cash and short-term deposits	3,546.1	12,899.1
Bank overdrafts	(199.2)	(8,562.0)
Bonds due within one year	(589.0)	—
Loans due within one year	(15.1)	(57.2)
Bonds due after one year	(4,258.5)	(4,975.5)
Loans due after one year	(28.0)	—
Net debt	(1,543.7)	(695.6)